

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 27, 2010

Michael P. Ryan
Chief Executive Officer
American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana

Re: American Commercial Lines Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please explain what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard your disclosure on pages 48 and 49 regarding the conversion of options and restricted stock units held by employees at or above the vice president level into those of Parent. We also note on page 50 that it would "not be unexpected" that some members of your management team will enter into arrangements, agreements, or understandings regarding employment with, equity purchase of, or equity participation in Parent. While we acknowledge that your disclosure states that management have not yet entered into any such agreements "except as described above," nevertheless such arrangements could result in potential application of the Rule.

2.   It appears from the "Financing of the Merger" discussion beginning on page 45 that the acquiror's financing is not assured. To the extent that consideration to

security holders may consist wholly of cash, please revise to provide the information for the acquiring company pursuant to Instruction 2(a) to Item 14 of Schedule 14A. Alternatively, we note on pages 48 and 49 that the acquiror may convert employee options and restricted stock units into those of Parent. To the extent that the consideration offered to security holders may consist of a combination of cash and securities exempt from registration under the Securities Act of 1933, please revise to provide the information for the acquiring company pursuant to Instruction 3 to Item 14 of Schedule 14A.

3.   We note the discussion on pages 48 and 49 regarding the conversion of options and restricted stock units held by employees at or above the vice president level into those of Parent. Please advise as to your exemption from Securities Act registration for these transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Lillian Tsu, Esq.
        Fax: (212) 918-3100